SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1878518

As at June 18, 2003

TASEKO MINES LIMITED

800 West Pender Street, Suite 1020

Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason

Director and Chief Financial Officer

Date: June 18, 2003

* Print the name and title of the signing officer under his signature.

Taseko Mines Limited
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

TOM MILNER APPOINTED DIRECTOR OF MINING

June 18, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited ("Taseko") (TSX Venture:TKO; OTCBB:TKOCF) is pleased to announce the appointment of Tom Milner, P.Eng., as the Director of Mining and Chief Operating Officer for Taseko. In addition, Mr. Milner is a member of the board of directors and General Manager for Taseko's wholly owned subsidiary, Gibraltar Mines Ltd. ("Gibraltar"), and a Director of Cuisson Lake Mines Ltd. Mr. Milner will continue to focus his activities on Taseko and Gibraltar; however, his position has been expanded to include Director of Mining for HDI-managed companies. In this role, he will assist HDI-managed companies to complete due diligence on new exploration projects and mining ventures that are being considered for acquisition.

Mr. Milner has over 30 years of experience in project engineering and mine management at both domestic and international operations. He has been the Mine Manager at the Gibraltar copper mine near Williams Lake, British Columbia since 1994, and most recently has planned and supervised ongoing maintenance of the operation while it is on stand-by. During this time, he and his staff have also initiated several innovative projects at the site, including completing studies of a hydrometallurgical facility that would decrease operating costs at Gibraltar by up to US$0.20/lb; establishing an on-site metallurgical testing facility; partnering with the Cariboo Regional District to develop a landfill in an area where mining operations are completed; and most recently, developing a mini-hydro project that would further decrease the operating costs at the mine.

Before joining Gibraltar, Mr. Milner was President and COO of Brinco Coal Corporation, overseeing operations at the Quinsam open pit and underground thermal coal mine in British Columbia. He was actively involved with the Quinsam project for several years. Beginning in 1981 as Project Manager, he was responsible for coordinating feasibility work, the community relations office and that company's involvement in the public environmental review of the mine development, and later as Vice President and General Manager, he was responsible for permitting and start-up of the operation. From 1972-1981, he held engineering and management positions, including senior consultant, with associate companies of Placer Development Ltd.

In addition to his extensive operational and mine development experience, Mr. Milner has had strong connections to the local communities in which he has guided mining operations. As a result, he was recently appointed to the Board for the Interim Authority for Community Living, British Columbia by the BC Minister of Children and Family Development. His experience, innovation, and community focus will be a great asset to the Hunter Dickinson companies.

For further details on Taseko Mines Limited and other Hunter Dickinson companies, please visit our website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.